Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED
16 RAFFLES QUAY
#26-00 HONG LEONG BUILDING
SINGAPORE 048581

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ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:00 p.m. Eastern Time on Saturday, July 5, 2025. Have your proxy form in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V76037-P34750 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

CHINA YUCHAI INTERNATIONAL LIMITED

The Board of Directors recommends you vote FOR the following Ordinary Business:

	For All	Withhold All	For All Except
3. To re-elect the following Directors retiring pursuant to Bye-law 4(2) of the Bye-laws of the Company to hold office until the next annual general meeting of the Company:	☐	☐	☐

01) Mr. Kwek Leng Peck
02) Mr. Gan Khai Choon
03) Mr. Stephen Ho Kiam Kong
04) Mr. Hoh Weng Ming
05) Mr. Li Hanyang
06) Mr. Wu Qiwei
07) Mr. Xie Tao
08) Mr. Neo Poh Kiat
09) Mr. Wong Hong Wai

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

	For	Against	Abstain
1. To receive and adopt the audited financial statements and independent auditors' report for the financial year ended December 31, 2024.	☐	☐	☐
2. To approve an increase in the limit of the Directors' fees as set out in Bye-law 10(11) of the Bye-laws of the Company from US$250,000 to US$700,000 for the financial year ended December 31, 2024 (Directors' fees paid for the financial year ended December 31, 2023 was US$552,384).	☐	☐	☐
4. To authorize the Board of Directors to appoint up to the maximum of 11 Directors or such maximum number as determined from time to time by the shareholders in general meeting to fill any vacancies on the Board.	☐	☐	☐
5. To re-appoint Ernst & Young LLP as independent auditors of the Company and to authorize the Audit Committee to fix their remuneration.	☐	☐	☐

The Board of Directors recommends you to vote FOR the following Special Business:

	For	Against	Abstain
6. To approve:	☐	☐	☐

6a. the establishment and adoption of the Company's 2025 Equity Incentive Plan (the "**Equity Plan**"), a copy of which is attached to this Notice together with a Plan Summary setting out the salient points of the Equity Plan;

6b. the authorization to the Compensation Committee of the Company to implement and administer the Equity Plan with such duties, power, discretion and authority as set forth, including the granting of shares options, restricted stock and stock payments;

6c. the authorization to the Compensation Committee or the Board of Directors of the Company to modify and/or amend the Equity Plan from time to time provided that such modifications and/or amendments are effected in accordance with the provisions of the Equity Plan and to do all such acts and to enter into such transactions, arrangements and agreements as may be necessary or desirable in order to give full effect to the Equity Plan; and

6d. the authorization to Directors to do all such acts and things (including executing all such documents as may be required) as they may consider necessary or desirable to give effect to the resolutions set out in the item 6a. to 6c. above.

Please sign exactly as your name(s) appear(s) hereon within the box. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

IMPORTANT – Please read the following notes before completing this form 1. You may appoint a proxy who need not be a Member of the Company by inserting the proxy’s name on this proxy form in the space provided. If you do not enter a name in the space provided, the Chairman or such other person as he may designate will be authorized to act as your proxy. 2. A Member is entitled to appoint one or more proxies to attend and vote in his stead. Where a Member appoints more than one proxy, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy. For ease of administration, we would request Members not to appoint more than two proxies. 3. The Company shall be entitled to reject a proxy form which is incomplete, improperly completed or illegible. If the true intentions of the appointor are not ascertainable from the instruction of the appointor specified on the proxy form and in relation to any other matter which may come before the Meeting, the proxy shall be entitled to vote in his/her discretion. 4. In the case of a corporation, this proxy must be executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign. 5. To be valid, this proxy and the power of attorney or other authority (if any) under which it is signed, must be lodged with the Company at 16 Raffles Quay, #26-00 Hong Leong Building, Singapore 048581, Republic of Singapore OR to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 not less than 48 hours before the time appointed for the Meeting, that is no later than 11.00 a.m. Singapore Time on Sunday, July 6, 2025, or 11.00 p.m. Eastern Time on Saturday, July 5, 2025. 6. In the case of joint holders of any share, this proxy may be signed by any one of such joint holders. At the Meeting, the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members 7. Pursuant to the Bye-laws of the Company, no resolution of Members may be passed without the affirmative vote of the Special Share cast by the holder of the Special Share. 8. By resolution of the Board, only Members entered in the Register of Members of the Company at the close of business on May 27, 2025, are entitled to receive notice of and to attend and vote at the Meeting. Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: Notice of Annual General Meeting and Annual Report are available at www.proxyvote.com V76038-P34750 CHINA YUCHAI INTERNATIONAL LIMITED ANNUAL GENERAL MEETING OF SHAREHOLDERS JULY 8, 2025, 11:00 A.M. I/We, of being (a) shareholder(s) of China Yuchai International Limited (the "Company"), hereby appoint Name: and/or with the last four digits of Passport Number: and/or of Address: and/or holding Proportion of shareholding (%): and/or or failing him/her, the Chairman of the Meeting or such other person as he may designate as my/our proxy(ies) to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held at Caliche Board Room, Level 26, Hong Leong Building, 16 Raffles Quay, Singapore 048581 on Tuesday, July 8, 2025 at 11:00 a.m. (Singapore Time), and at any adjournment thereof This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. Address changes and comments can be directed to the Company's Investor Relations at cyd@bluefocus.com. Continued and to be signed on reverse side